April 30, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report Under

Section 219 of the Iran Threat Reduction and Syria Human Rights Act

of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that América Móvil, S.A.B. de C.V. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on April 30, 2013. The disclosure can be found in “Item 4. Information on the Company” under the heading “Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act”.

Respectfully submitted,

AMÉRICA MÓVIL, S.A.B. DE C.V.

/s/ Carlos José García Moreno Elizondo
Carlos José García Moreno Elizondo Chief Financial Officer